UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________________

FORM 11-K
__________________________

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

[   ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____
Commission file number 001-07160

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COACHMEN INDUSTRIES, INC.
RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46514

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
Elkhart, Indiana

Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Coachmen Industries, Inc. Retirement Plan and Trust
Elkhart, Indiana

We have audited the accompanying statements of net assets available for benefits of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

South Bend, Indiana
June 26, 2007

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005

ASSETS

Investments, at fair value	$25,980,431	$28,055,792
Contributions receivable
Participant	48,178	98,155
Employer	8,701	31,242
Loans receivable	947,417	999,642

Net assets reflecting all investments at fair value	26,984,727	29,184,831

Adjustment from fair value to contract value for fully benefit-responsive contracts	-	-

NET ASSETS AVAILABLE FOR BENEFITS	$26,984,727	$29,184,831

See accompanying notes to financial statements.

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Interest and dividends	$1,327,544	$515,626
Net appreciation (depreciation) in fair value of investments	1,548,501	(79,900)
KanBuild transfer (Note 1)	-	899,288
Contributions
Participant	3,219,278	3,956,153
Employer	997,050	1,216,671
Rollovers	132,839	154,710
	4,349,167	5,327,534

Total additions	7,225,212	6,662,548

Deductions from net assets attributed to:
Benefits paid to participants	9,389,598	4,333,392
Administrative expenses	35,718	36,797

Total deductions	9,425,316	4,370,189

Net increase (decrease)	(2,200,104)	2,292,359

Net assets available for benefits
Beginning of year	29,184,831	26,892,472

End of year	$26,984,727	$29,184,831

See accompanying notes to financial statements.

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COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - PLAN DESCRIPTION

The following description of the Coachmen Industries, Inc. Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Coachmen Industries, Inc. and its subsidiaries (individually and collectively referred to as the "Company" or "Employer") who are still actively employed on the first of the month following one month of service (three months during 2005) and are 18 years of age, except those employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective November 1, 2002, employees of a wholly owned subsidiary, which was acquired in 2001, were allowed to contribute to the Plan. Effective January 1, 2005, the net assets of the plan of the acquired company, which aggregated $899,288, were transferred into the Plan.

Contributions: The Company can make matching and discretionary profit sharing contributions to the Plan as determined by management of the Company.  Effective January 1, 2006, Company contributions may be made in cash only.  Prior to January 1, 2006, Company contributions could be made in either cash or Coachmen Industries, Inc. common stock.  Participants may contribute up to 50% of their annual compensation to the Plan, not to exceed limits established by the Internal Revenue Service or those limits imposed by discrimination testing. Participants who qualify may also make annual catch-up contributions to the Plan.  Participant account balances are invested in various funds available to the Plan as directed by the participants.  Profit sharing contributions are allocated to participants based on compensation.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution and (b) Plan earnings, net of applicable administrative expenses. Allocations of the Company's contributions are based on annual compensation. Allocations of Plan earnings are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of the participant vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings therein. Vesting in the remainder of their accounts is based on years of credited service. A participant is 20% vested after the first year with an additional 20% vesting each year thereafter until fully vested. Participants become 100% vested in the event of death, disability or retirement at the normal retirement date.

(Continued)

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COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

NOTE 1 - PLAN DESCRIPTION (Continued)

Payment of Benefits: Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account. Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. Amounts allocated to these individuals aggregated $13,321 and $33,772 at December 31, 2006 and 2005, respectively.

Forfeitures: Upon termination, participant nonvested amounts are forfeited to the Plan and are used to reduce future Employer matching contributions. As of December 31, 2006 and 2005, there were $90,459 and $44,394, respectively, of forfeitures available to reduce future Employer contributions. During the years ended December 31, 2006 and 2005, $61,253 and $25,275, respectively, of forfeitures were used to reduce Employer matching contributions.

NOTE 2 - ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

Basis of Accounting: The financial statements are prepared using the accrual basis of accounting.

Valuation of Investments: Investments are reported at fair value. The fair values of investments in mutual funds and Coachmen Industries, Inc. common stock are determined by quoted market prices. The fair value of investments in the Principal S&P 500 Index Fund is based upon the net asset values of the fund, as reported by the custodian. The fair value of the Plan’s interest in the ABN AMRO Income Plus Fund is based upon the net asset values of the fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.  Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined using the average cost method.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Contributions: Contributions from participants, including any related Employer matching contributions, are recorded in the period the Employer withholds payroll deductions from Plan participants.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

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COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

NOTE 2 - ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with U.S. (United States) generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of Coachmen Industries, Inc. common stock, common collective trust funds and mutual funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Adoption of New Accounting Standard:  The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006.  Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.  Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 and 2005.  The net appreciation (depreciation) reported in the Plan’s statements of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amounts reflect the contract value of fully benefit-responsive contracts held indirectly by the Plan.

Management has determined that the estimated fair value of the Plan’s indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value.  Accordingly, the statements of net assets available for benefits reflect no adjustment for the difference between net assets at fair value and net assets available for benefits.

(Continued)

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

NOTE 3 - INVESTMENTS

The following investments, at fair value, were 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005

ABN AMRO Growth "N" Fund	$-	$5,332,384
ABN AMRO Income Plus Fund	2,638,734	3,441,282
ABN AMRO Veredus Aggressive Growth Fund	-	3,820,497
Pimco Total Return Fund	1,787,295	2,459,167
Principal S&P 500 Index Fund	2,139,219	-
ABN AMRO S&P 500 Index Fund	-	2,228,939
Columbus Circle Large Cap Growth	4,702,132	-
STI Small Cap Growth I Fund	3,141,315	-
Dodge & Cox Stock Fund	2,907,340	2,984,812
Julius Baer International Equity Fund	2,828,370	2,339,524
American Balanced Fund	-	3,525,339
Principal Investors Lifetime 2020 Preferred Fund	$1,472,820	$-

During the years ended December 31, 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2006	2005

Mutual funds	$1,161,507	$242,507
Common trust funds	430,382	239,587
Coachmen Industries, Inc. common stock	(43,388)	(561,994)

	$1,548,501	$(79,900)

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Internal Revenue Code (“IRC”) and ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5 - TAX STATUS AND REPORTING

The Plan, which the Company has adopted, is a prototype non-standardized profit sharing plan and the Internal Revenue Service has determined and informed the sponsor of the prototype by a letter dated November 27, 2001 that the prototype plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

(Continued)

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COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

NOTE 5 - TAX STATUS AND REPORTING (Continued)

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$26,984,727	$29,184,831
Certain deemed distributions of participant loans	-	(2,164)

Net assets available for benefits per the Form 5500	$26,984,727	$29,182,667

The following is a reconciliation of net increase (decrease) in net assets available for benefits per the accompanying financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

	2006	2005

Net increase (decrease) in net assets available for benefits per the financial statements	$(2,200,104)	$2,292,359
Add:
Amounts reported as distributions, prior year	2,164	-
Amounts allocated to withdrawing participants, prior year	-	14,130
Less:
Amounts reported as distributions, current year	-	(2,164)

Net increase (decrease) in net assets available for benefits per the Form 5500	$(2,197,940)	$2,280,393

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer and certain others. The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation. Fees paid by the Plan to Principal Financial Group, trustee of the plan as of December 9, 2005 and ABN AMRO Trust Services Company, trustee of the Plan prior to December 9, 2005, were $35,718 and $36,797 for the years ended December 31, 2006 and 2005, respectively. Cash dividends of $13,754 and $24,112 were paid to the Plan by Coachmen Industries, Inc. for 2006 and 2005, respectively.

(Continued)

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COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS (Continued)

The Plan held the following party-in-interest investments:

		2006	2005

Coachmen Industries, Inc.	Common stock
	(65,217 shares and 86,459 shares at
	December 31, 2006 and 2005, respectively)	$761,021	$1,061,182
ABN AMRO	Income Plus Fund	2,638,734	3,441,282
ABN AMRO	Growth “N” Fund	-	5,332,384
Principal Global Investors	S&P 500 Index Fund	2,139,219	-
ABN AMRO	S&P 500 Index Fund	-	2,228,939
ABN AMRO	Veredus Aggressive Growth Fund	-	3,820,497
Principal Global Investors	Lifetime Str Inc Pref Fund	104,750	-
Principal Global Investors	Lifetime 2050 Pref Fund	113,047	-
Principal Global Investors	Lifetime 2040 Pref Fund	586,220	-
Principal Global Investors	Lifetime 2030 Pref Fund	751,115	-
Principal Global Investors	Lifetime 2020 Pref Fund	1,472,820	-
Principal Global Investors	Lifetime 2010 Pref Fund	1,048,080	-
Participants	Participant loans	$947,417	$999,642

Index

SUPPLEMENTAL SCHEDULE

Index

COACHMEN INDUSTRIES, INC. RETIREMENT PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Name of Plan Sponsor:   Coachmen Industries, Inc.
Employer Identification Number:   35-1101097
Three-Digit Plan Number:   001

	(b)	(c)
	Identity of Issuer, Borrower,	Description of Investment, Including Maturity Date,	(d)	(e)
(a)	Lessor, or Similar Party	Rate of Interest, Par, or Maturity Value	Cost	Fair Value
		Mutual Funds
*	Principal Global Investors	Lifetime Str Inc Pref Fund (8,164 units)	#	$104,750
*	Principal Global Investors	Lifetime 2050 Pref Fund (8,204 units)	#	113,047
*	Principal Global Investors	Lifetime 2040 Pref Fund (41,283 units)	#	586,220
*	Principal Global Investors	Lifetime 2030 Pref Fund (53,766 units)	#	751,115
*	Principal Global Investors	Lifetime 2020 Pref Fund (105,126 units)	#	1,472,820
*	Principal Global Investors	Lifetime 2010 Pref Fund (77,866 units)	#	1,048,080
	Dodge & Cox Funds	Stock Fund (18,945 units)	#	2,907,340
	Columbus Circle Investors	Large Cap Growth (586,301 units)	#	4,702,132
	JP Morgan / Mellon Equity	Small Cap Value Fund (54,204 units)	#	998,973
	STI Mutual Funds	Class Sm Cap Growth I Fund (156,129 units)	#	3,141,315
	Pimco Funds	Total Return Fund (172,186 units)	#	1,787,295
	Julius Baer	International Equity Fund (66,975 units)	#	2,828,370
		Total Mutual Funds		20,441,457

		Common Trust Funds
*	ABN AMRO	Income Plus Fund (429,845 units)	#	2,638,734
*	Prinicpal Global Investors	S&P 500 Index Fund (356,758 units)	#	2,139,219
		Total Common Trust Funds		4,777,953

		Common Stock
*	Coachmen Industries, Inc.	Coachmen Industries, Inc. common stock (65,217 units)	#	761,021
		Total investments		25,980,431

		Participant Loans
*	Participant loans	$947,417 principal amount, interest rates ranging from 5.25% to 8.25%, with various maturity dates		947,417

		Total		$26,927,848

*  Party-in- interest
#  Form 5500 does not require cost information for participant-directed investments

Index

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the retirement plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       COACHMEN INDUSTRIES, INC.
                                       RETIREMENT PLAN AND TRUST

                                       By:   /s/ Leslie Thimlar
                                       Leslie Thimlar, Member of Retirement
                                       Benefits Committee, Administrator of the Plan

June 27, 2007